SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 2, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

FREE TRANSLATION
 BRASIL TELECOM S.A. Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF Nº 76.535.764/0001 -43
Board of Trade NIRE 53 3 0000622 9
NOTICE TO SHAREHOLDERS
CAPITAL INCREASE

BRASIL TELECOM S.A. (“BrT” or “Company”) informs that its Board of Directors, on a meeting held on April 28, 2006, approved a capital increase, as described below.

According to the corporate restructuring approved on the Shareholders’ Meeting held on December 28, 2000, TBS Participações S.A. (“TBS”) and Companhia Riograndense de Telecomunicações (“CRT”) were incorporated by BrT. The objective of this restructuring was the rationalization of the internal processes and the possibility of using the tax benefit of R$321,856,253.89 (three hundred twenty-one million, eight hundred fifty-six thousand, two hundred fifty-three reais and eighty-nine centavos), generated by the goodwill of R$946,636,040.84 (nine hundred forty-six million, six hundred thirty-six thousand, forty reais and eighty-nine centavos), paid for the acquisition of the control of CRT, that was amortized in 5 years, in compliance with the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission) Instruction 319/99.

In 2005, BrT amortized 11/60 of the goodwill corresponding to R$173,549,940.85 (one hundred seventy-three million, five hundred forty-nine thousand, nine hundred forty reais and eighty-five centavos), resulting in tax savings of R$59,006,979.89 (fifty-nine million, six thousand, nine hundred seventy-nine reais and eighty-nine centavos), used to increase the capital and the share subscription goodwill reserve, in compliance with CVM rules.

The beneficiary of this credit is Brasil Telecom Participações S.A. (“BTP”), in a proportion of 74.85% and the remaining shareholders of BrT as of December 28, 2000, whose names are listed on the Depositary Institution for shares issued by the Company – Banco Bradesco S.A., in a proportion of 25.15%, which will receive shares issued under this capital increase and/or cash, in the case of the BrT shareholders exercise the preemptive rights, in conformity with the protocol of merger (Protocolo de Incorporação) and reasons for merger (Justificação da Incorporação) of CRT by BrT.

The following table shows the capital increase booked until this moment:

FISCAL YEAR	DATE OF CAPITAL INCREASE	TOTAL AMOUNT OF SHARE SUBSCRIPTION	NUMBER OF SHARES ISSUED	CLASS	SUBSCRIPTION PRICE	AMORTIZATION
2000	03/23/2001	R$ 5,364,270.84	405,156,408	Preferred	R$13.24	1/60
2001	03/27/2002	R$64,371,250.11	6,398,732,615	Common	R$10.06	12/60
2002	03/17/2003	R$64,371,250.79	6,032,919,474	Common	R$10.67	12/60
2003	03/18/2004	R$64,371,250.79	4,549,205,003	Preferred	R$14.15	12/60
2004	03/29/2005	R$64,371,250.79	5,582,935,888	Preferred	R$11.53	12/60

Total Amount of Share Subscription:
R$59,006,979.89

Total Amount of Capital Increase:
R$34,970,584.29

Total Amount of the Share Subscription - Goodwill Reserve Increase:
R$24,036,395.60

Number and Class of Shares to be Issued:
5,652,009,568 preferred shares, without par value.

Issuance and Subscription Price:
R$10.44 per lot of one thousand shares.

Reasons for the Issuance Price:
BrT believes that its preferred shares have considerable liquidity in BOVESPA (São Paulo Stock’s Exchange) and for that reason the Company based the issuance price on average prices between March 15, 2006 and April 27, 2006.

The choice of using average prices in the stock exchange is based on article 170 of Law 6,404/76, which allows the use of that price in determining the economic value of shares. In addition, CVM Guideline (Parecer de Orientação) 01/78 indicates average prices as the preferred criteria for determining the economic value of shares, given that the shares have a sufficient standard of negotiability and that the market is well informed about the Company.

Conditions for Payment:
In cash upon subscription.

Period for Exercising the Preemptive Rights:
From May 2, 2006 to May 31, 2006.

Shares traded on or before April 28, 2006 shall be deemed to carry subscription rights. From and after May 2, 2006, shares shall be traded without subscription rights.

Number of Shares to Be Subscribed under Preemptive Rights:
In order to determine the number of shares to be subscribed under preemptive rights, the shareholder should multiply the number of shares held on April 28, 2006 by the following factors:

Class of Shares	Factor	Class of Shares to be Subscribed
Common	0.010435374766	Preferred
Preferred	0.010435374766	Preferred
Note: Holders of BrT American Depositary Receipts must not subscribe to purchase additional shares or American Depositary Receipts in the preemptive rights offer.

Subscription Bulletin:
In order to obtain the Share Subscription Bulletin or trade their subscription rights, shareholders must present the following documents to the Banco Bradesco S.A., depositary institution for shares issued by the Company:

a) Natural persons: Original identity card and Individual Taxpayer Registration (CPF) card, or certified copies;
b) Legal persons: Original Federal Corporate Taxpayer Registration (CNPJ/MF) card and current consolidated articles of association (contrato social) or bylaws (estatuto social). The bylaws must have attached the minutes of the shareholders’ meeting at which the current officers (diretoria) were elected. Managing partners (sócios-gerentes) and officers (diretores) with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

Where shareholders are represented under power of attorney, the public instrument of grant of power of attorney and certified copies of the attorney’s identity card and Individual Taxpayer Registration (CPF) card must be presented.

Assignment of Rights:
•	Shareholders wishing to trade their subscription rights during the period for exercising the preemptive rights should request an instrument of assignment of rights, which will be issued by the Depositary Institution for shares issued by the Company or by the Custodian Entities;

•	The Custodian Entities can only issue one assignment of rights to each subscriber;
•	Once an assignment of rights has been issued, a new one must be issued in the case of a new sale;
•	The Custodian Entities will be able to subscribe for themselves, as fiduciary proprietary, up to the limit of shares in custody;
•	A copy of the assignment of rights will not be accepted in any circumstances.

Unexercised Subscription Rights:
Unexercised subscription rights shall automatically be extinguished, once the capital increase is related to the goodwill tax credit capitalization.

Dividends:
Shares resulting from this capital increase shall carry rights to full dividends or other capital remuneration announced from this date on and relative to the 2006 fiscal year.

Services to Shareholders:
Any branch of Banco Bradesco S.A.

Brazil, Brasília, May 2, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Brasil Telecom S.A. and that will contain detailed information about the Company and its management, as well as financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer